

December 23, 2014

Via E-mail
David C. Dobson
Chief Executive Officer
Digital River, Inc.
10380 Bren Road West
Minnetonka, Minnesota 55343

   Re: Digital River, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2013
      Filed February 27, 2014
      File No. 000-24643

Dear Mr. Dobson:

   We have reviewed your letter dated December 2, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 18, 2014.

Form 10-K for the Fiscal Year Ended December 31, 2013

Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Reclassifications, page 73

1. We note your response to prior comment 4 and it remains unclear to us why this was not an error. Your response indicates that you "re-evaluated these costs" but that the change in presentation was not an error. Please explain why payment processing was more of a sales tool rather than part of your ecommerce offering and tell us whether you earned revenue from payment processing services prior to 2013. Also, please tell us when

payment processing became an offering to your ecommerce clients or as a standalone offering. In this regard, it is unclear to us why the reclassification was not reflected in your financial statements until fiscal year 2013.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief